UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 6)

LONGS DRUG STORES CORPORATION
(Name of Subject Company)
BLUE MERGERSUB CORP.
CVS CAREMARK CORPORATION
(Names of Filing Persons — Offeror)
Common Stock, Par Value $0.50 Per Share
(Title of Class of Securities)
________________

543162101
(Cusip Number of Class of Securities)

Douglas A. Sgarro, Esq.
Executive Vice President and Chief Legal Officer
CVS Caremark Corporation
One CVS Drive
Woonsocket, Rhode Island 02895
(401) 765-1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Louis L. Goldberg, Esq.
John D. Amorosi, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 6 (“Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) originally filed on August 18, 2008 by CVS Caremark Corporation, a Delaware Corporation (“CVS”), and Blue MergerSub Corp., a Maryland corporation (“Purchaser”) and an indirect wholly owned subsidiary of CVS, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.50 per share, of Longs Drug Stores Corporation (“Shares”), a Maryland corporation (“Longs”), for $71.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 18, 2008 and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, and Item 11.

Items 1 through 9, and Item 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The initial offering period of the Offer expired at 6:00 p.m., New York City time on Friday, October 17, 2008.  A total of approximately 27,749,072 Shares (including 3,144,720 Shares tendered by notice of guaranteed delivery) were validly tendered and not withdrawn as of the expiration date of the initial offering period of the Offer, representing approximately 76.51% of the outstanding Shares. Purchaser has accepted all Shares that were validly tendered and not withdrawn prior to expiration of the Offer for payment pursuant to the terms of the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

CVS and Purchaser announced a subsequent offering period to acquire all remaining untendered Shares commencing on Monday, October 20, 2008 and expiring on Tuesday, October 28, 2008 at 6 p.m., New York City time. During the subsequent offering period, Purchaser will accept for payment and promptly pay for Shares as they are tendered. Shareholders who tender Shares during such period will be paid the Offer Price. Shares tendered during the subsequent offering period may not be withdrawn. Purchaser may extend the subsequent offering period. If the subsequent offering period is extended, Purchaser will notify the depositary for the offer and issue a press release prior to 9:00 a.m. New York City time on the first business day following the date the subsequent offering period was scheduled to expire.

Pursuant to the Merger Agreement, Purchaser will merge with and into Longs, with Longs surviving the Merger as an indirect wholly owned subsidiary of CVS.  At the effective time of the Merger, any remaining outstanding Shares not tendered in the Offer, other than Shares owned by CVS or any direct or indirect wholly owned subsidiary of CVS or Longs, will be acquired for cash at the Offer Price.  The Merger is expected to occur by the end of October 2008.

The press release announcing the results of the initial offering period and the commencement of the subsequent offering period is attached hereto as Exhibit (a)(15).”

Item 12.  Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

“(a)(15)  Press release issued by CVS dated October 20, 2008.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2008

Blue MergerSub Corp.

By:	/s/ Douglas A. Sgarro
	Name:	Douglas A. Sgarro
	Title:	Vice President and Secretary

CVS Caremark Corporation

By:	/s/ Douglas A. Sgarro
	Name:	Douglas A. Sgarro
	Title:	Executive Vice President and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(15)	Press release issued by CVS Caremark Corporation dated October 20, 2008.